UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(L) OR 13(E)(L)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            ELMER'S RESTAURANTS, INC.
                       (NAME OF SUBJECT COMPANY (ISSUER))

                                 BRUCE N. DAVIS
                               LINDA ELLIS-BOLTON
                                 KAREN K. BROOKS
                               RICHARD P. BUCKLEY
                                 DAVID D. CONNOR
                               STEPHANIE M. CONNOR
                                THOMAS C. CONNOR
                             CORYDON H. JENSEN, JR.
                              DEBRA A. WOOLLEY-LEE
                                 DOUGLAS A. LEE
                                  DAVID C. MANN
                               SHEILA J. SCHWARTZ
                                 GERALD A. SCOTT
                               WILLIAM W. SERVICE
                                DENNIS M. WALDRON
                                  GARY N. WEEKS
                                  GREG W. WENDT
                               RICHARD C. WILLIAMS
                                DOLLY W. WOOLLEY
                              DONALD W. WOOLLEY AND
                           DONNA P. WOOLLEY, TOGETHER
                     WITH ERI ACQUISITION CORP., AS OFFEROR
            (NAMES OF FILING PERSONS (IDENTIFYING STATUS AS OFFEROR,
                            ISSUER OR OTHER PERSON))

                           COMMON STOCK, NO PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                     289393
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                           JEFFREY C. WOLFSTONE, ESQ.
                            GREGORY L. ANDERSON, ESQ.
                         LANE POWELL SPEARS LUBERSKY LLP
                        601 SW SECOND AVENUE, SUITE 2100
                             PORTLAND, OREGON 97204
                                 (503) 778-2100

      (NAME, ADDRESS, AND TELEPHONE NUMBERS OF PERSON AUTHORIZED TO RECEIVE
             NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                            Calculation of Filing Fee
--------------------------------------------------------------------------------
Transaction valuation*                                    Amount of filing fee**
         $6,019,091                                              $708.45
--------------------------------------------------------------------------------
*Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 756,601 shares of common stock of Elmer's Restaurants, Inc. at the tender offer price of $7.50 per share of common stock. The transaction value also includes the offer price of $7.50 less $4.81, which is the average exercise price of outstanding options, multiplied by 128,098, the estimated number of options outstanding not held by the Filing Persons listed above.

**The amount of filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Fee Rate Advisory No. 6 for fiscal year 2005, equals $117.70 per million of transaction value, or $708.45.

[  ]     Check the box if any part of the fee is offset  as  provided  by Rule
         0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                  Amount Previously Paid:   ________________________________
                  Form or Registration No.: ________________________________
                  Filing Party: Date Filed: ________________________________

[  ]     Check  the  box  if  the   filing   relates   solely   to   preliminary
         communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

                  [X]   third-party tender offer subject to Rule 14d-l.
                  [ ]   issuer tender offer subject to Rule 13e-4.
                  [X]   going-private transaction subject to Rule 13e-3.
                  [X]   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

This Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO relates to the offer by ERI Acquisition Corp., a newly formed Oregon corporation ("Purchaser"), to purchase all of the outstanding shares of common stock, no par value per share (the "Shares"), of Elmer's Restaurants, Inc., an Oregon corporation ("Elmer's"), not currently owned by the Continuing Shareholders (as defined below), at a purchase price of $7.50 per Share, in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 20, 2004 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1)(i), and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitute the "Offer"), a copy of which" is attached hereto as Exhibit (a)(l)(ii).

ITEM 1. SUMMARY TERM SHEET

Reference is made to the information set forth under Summary Term Sheet and Questions and Answers About the Tender Offer in the Offer to Purchase, which is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION

(a) Reference is made to the information set forth under The Offer--Section 7 ("Certain Information Concerning the Company") in the Offer to Purchase, which is incorporated herein by reference.

(b) Reference is made to the information set forth under Introduction and The Offer--Section 7 ("Certain Information Concerning the Company") in the Offer to Purchase, which is incorporated herein by reference.

(c) Reference is made to the information set forth under The Offer--Section 6 ("Price Range of Shares; Dividends; Ownership of and Transactions in Shares") in the Offer to Purchase, which is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON

(a) Reference is made to the information set forth under The Offer--Section 8 ("Certain Information Concerning Purchaser and the Continuing Shareholders") in the Offer to Purchase, which is incorporated herein by reference.

(b) Reference is made to the information set forth under The Offer--Section 8 ("Certain Information Concerning Purchaser and the Continuing Shareholders") in the Offer to Purchase, which is incorporated herein by reference.

(c) Reference is made to the information set forth under The Offer--Section 8 ("Certain Information Concerning Purchaser and the Continuing Shareholders") in the Offer to Purchase, which is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION

(a) Reference is made to the information set forth under Summary Term Sheet; Questions and Answers About the Tender Offer; Introduction; Special Factors--Sections 2 ("Purpose and Structure of the Offer and the Merger; Reasons of the Purchaser and the Continuing Shareholders for the Offer and the Merger; Alternatives Considered"); and The Offer--Sections 1 ("Terms of the Offer;
Expiration Date"), 2 ("Acceptance for Payment and Payment for Shares"), 3 ("Procedures for Tendering Shares), 4 ("Rights of Withdrawal") and 14 ("Certain Effects of the Offer and the Merger") in the Offer to Purchase, which is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a) Reference is made to the information set forth under Special Factors--Section 1 ("Background of the Offer"); Section 2 ("Purpose and Structure of the Offer and the Merger; Reasons of the Purchaser and the Continuing Shareholders for the Offer and the Merger; Alternatives Considered");
Section 6 ("Conflicts of Interests") and The Offer--Section 8 ("Certain Information Concerning the Purchaser and the Continuing Shareholders") in the Offer to Purchase, which is incorporated herein by reference.

(b) Reference is made to the information set forth under Special Factors--Section 1 ("Background of the Offer"); Section 2 ("Purpose and Structure of the Offer and the Merger; Reasons of the Purchaser and the Continuing Shareholders for the Offer and the Merger; Alternatives Considered");
Section 6 ("Conflicts of Interests") and The Offer--Section 7 ("Certain Information Concerning the Company") and Section 8 ("Certain Information Concerning the Purchaser and the Continuing Shareholders") in the Offer to Purchase, which is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(a) and (c)(l)-(7) Reference is made to the information set forth under Summary Term Sheet, Questions and Answers about the Tender Offer, Introduction, Special Factors--Sections 1 ("Background of the Offer"), 2 ("Purpose and Structure of the Offer and the Merger; Reasons of the Purchaser and the Continuing
Shareholders for the Offer and the Merger; Alternatives Considered), 5 ("Purchaser's Plans for the Company") and 7 ("Conduct of Company's Business if the Offer is not Completed or if Purchaser waives the Minimum Tender Condition") and The Offer--Section 9 ("Merger; Dissenters' Rights; Rule 13e-3"), 14 ("Certain Effects of the Offer and the Merger") and Schedule A ("Oregon Dissenters' Rights Statutes") in the Offer to Purchase, which is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a), (b) and (d) Reference is made to the information set forth under The Offer--Section 10 ("Source and Amount of Funds") in the Offer to Purchase, which is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF SUBJECT COMPANY

(a) and (b) Reference is made to the information set forth under Special Factors--Sections 1 ("Background of the Offer") and 6 ("Conflicts of Interests") and The Offer--Section 6 ("Price Range of Shares; Dividends; Ownership of and Transactions in Shares") and Section 8 ("Certain Information Concerning the Purchaser and the Continuing Shareholders") in the Offer to Purchase, which is incorporated herein by reference.

ITEM 9. PERSONS / ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

(a) Reference is made to the information set forth under Introduction and The Offer--Section 15 ("Fees and Expenses") in the Offer to Purchase, which is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS

(a) The financial statements of Elmer's are not material to the Offer. (b) The pro forma financial statements of Elmer's are not material to the Offer.

ITEM 11. ADDITIONAL INFORMATION

(a)(l) Reference is made to the information set forth under Special Factors--Section 1 ("Background of the Offer") and Section 6 ("Conflicts of Interests") in the Offer to Purchase, which is incorporated herein by reference.

(a)(2) Reference is made to the information set forth under Introduction, The Offer--Sections 2 ("Acceptance for Payment and Payment for Shares"), 3 ("Procedures for Tendering Shares"), 9 ("Merger; Dissenters' Rights; Rule 13e-3"), 11 ("Certain Conditions of the Offer"), 13 ("Certain Legal Matters") and Schedule A ("Oregon Dissenters' Rights Statutes") in the Offer to Purchase, which is incorporated herein by reference.

(a)(3) Reference is made to the information set forth under The Offer--Section 13 ("Certain Legal Matters ") in the Offer to Purchase, which is incorporated herein by reference.

(a)(4) Reference is made to the information set forth under The Offer--Section 13 ("Certain Legal Matters") and Section 14 ("Certain Effects of the Offer and the Merger") in the Offer to Purchase, which is incorporated herein by reference.

(a)(5) None.

(b) The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 12. EXHIBITS

  EXHIBIT                    DESCRIPTION

(a)(l)(i)       Offer to Purchase dated December 20, 2004.
(a)(l)(ii)      Letter of Transmittal.
(a)(l)(iii)     Notice of Guaranteed Delivery.
(a)(l)(iv)      Letter of  Information  from the  Information  Agent to Brokers,
                Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(l)(v)       Letter to Clients for use by Brokers, Dealers, Commercial Banks,
                Trust Companies and Other Nominees.
(a)(l)(vi)      Guidelines for Certification of Taxpayer  Identification  Number
                on Substitute Form W-9.
(a)(l)(vii)     Notice of Offer to Purchase for Cash.
(a)(l)(viii)    Text  of  Press  Release  issued  by ERI  Acquisition  Corp.  on
                December 20, 2004.
(a)(l)(ix)*     Proposal  Letter to Elmer's  Restaurants,  Inc.  dated August 5,
                2004.
(a)(1)(x)       Letter to the Shareholders of Elmer's Restaurants, Inc. from ERI
                Acquisition Corp., dated December 20, 2004.
(b)(i)          Financing Proposal from GE Capital Franchise Finance Corporation dated October 5, 2004.
(b)(ii)         Loan Commitment from GE Capital  Franchise  Finance  Corporation dated December 3, 2004.
(c)             Report of Veber Partners, LLC dated September 17, 2004.
(d)             Exchange Agreement dated December 20, 2004.

* Previously filed with the SEC as an exhibit to that certain Schedule TO-C dated August 9, 2004.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3

 ITEM 2. SUBJECT COMPANY INFORMATION

(a) Reference is made to the information set forth under The Offer--Section 7 ("Certain Information Concerning the Company") in the Offer to Purchase, which is incorporated herein by reference.

(b) Reference is made to the information set forth under Introduction and The Offer--Section 7 ("Certain Information Concerning the Company") in the Offer to Purchase, which is incorporated herein by reference.

(c) Reference is made to the information set forth under The Offer--Section 6 ("Price Range of Shares; Dividends; Ownership of and Transactions in Shares") in the Offer to Purchase, which is incorporated herein by reference.

(d) Reference is made to the information set forth under The Offer--Section 6 ("Price Range of Shares; Dividends; Ownership of and Transactions in Shares") and Section 7 ("Certain Information Concerning the Company") in the Offer to Purchase, which is incorporated herein by reference.

(e) Not Applicable.

(f) Reference is made to the information set forth under Special Factors--Section 6 ("Conflicts of Interests") and The Offer--Section 6 ("Price Range of Shares; Dividends; Ownership of and Transactions in Shares") and
Section 8 ("Certain  Information  Concerning  the Purchaser  and the  Continuing
Shareholders") in the Offer to Purchase, which is incorporated herein by reference.

 ITEM 4. TERMS OF THE TRANSACTION

(c) None.

(d) Reference is made to the information set forth under The Offer--Section 9 ("Merger; Dissenters' Rights; Rule 13e-3" and Schedule A ("Oregon Dissenters' Rights Statutes") in the Offer to Purchase, which is incorporated herein by reference.
(e) None.
(f) Not applicable.

 ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(c) Reference is made to the information set forth under Introduction, Special Factors--Sections 1 ("Background of the Offer"), and 2 ("Purpose and Structure of the Offer and the Merger; Reasons of the Purchaser and the Continuing Shareholders for the Offer and the Merger; Alternatives Considered") in the Offer to Purchase, which is incorporated herein by reference.

(e) Reference is made to the information set forth under Introduction, Special Factors--Section 1 ("Background of the Offer") and The Offer--Sections 1 ("Terms of the Offer; Expiration Date"), 2 ("Acceptance for Payment and Payment for Shares"), 3 ("Procedures for Tendering Shares"), 4 ("Rights of Withdrawal"), 10 ("Source and Amount of Funds"), and 11 ("Certain Conditions of the Offer") in the Offer to Purchase, which is incorporated herein by reference.

 ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(b) Reference is made to the information set forth under Special Factors--Section 2 ("Purpose and Structure of the Offer and the Merger; Reasons of the Purchaser and the Continuing Shareholders for the Offer and the Merger; Alternatives Considered") and The Offer--Sections 14 ("Certain Effects of the Offer and Merger") and 10 ("Source and Amount of Funds") in the Offer to Purchase, which is incorporated by reference.

(c)(8)   Reference  is  made  to  the   information   set  forth  under  Special
Factors--Sections 4 ("Certain Effects of the Offer and Merger") and 5 ("Purchaser's Plans for the Company") in the Offer to Purchase, which is incorporated herein by reference.

 ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

(a), (b) and (c) Reference is made to the information set forth under Introduction, Special Factors--Sections 1 ("Background of the Offer; Expiration Date"), 2 ("Purpose and Structure of the Offer and the Merger; Reasons of the Purchaser and the Continuing Shareholders for the Offer and the Merger; Alternatives Considered"), and 4 ("Position of Purchaser and the Continuing Shareholders Regarding the Fairness of the Offer and the Merger") and The Offer--Section 14 ("Certain Effects of the Offer and Merger") in the Offer to Purchase, which is incorporated herein by reference.

(d) Reference is made to the information set forth under Introduction, The Offer--Section 14 ("Certain Effects of the Offer and Merger") and Section 9 ("Merger and Dissenters' Rights; Rule 13e-3") in the Offer to Purchase, which is incorporated herein by reference.

 ITEM 8. FAIRNESS OF THE TRANSACTION

(a), (b), (c), (d), (e) and (f) Reference is made to the information set forth under Summary Term Sheet, Questions and Answers about the Tender Offer, Special Factors--Sections 1 ("Background of the Offer"), 2 ("Purpose and Structure of the Offer and the Merger; Reasons of the Purchaser and the Continuing Shareholders for the Offer and the Merger; Alternatives Considered"), and 4 ("Position of Purchaser and the Continuing Shareholders Regarding the Fairness of the Offer and the Merger") in the Offer to Purchase, which is incorporated herein by reference.

 ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

(a), (b) and (c) Reference is made to the information set forth under Special Factors--Sections 1 ("Background of the Offer; Expiration Date") and 3 ("Analysis of Veber Partners, LLC") in the Offer to Purchase, which is incorporated herein by reference.

 ITEM 10. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(c) Reference is made to the information set forth under The Offer--Section 15 ("Fees and Expenses") in the Offer to Purchase, which is incorporated by reference.

 ITEM 12. THE SOLICITATION OR RECOMMENDATION

(d) Reference is made to the information set forth under Introduction and Special Factors--Section 5 ("Purchaser's Plans for the Company") of the Offer to Purchase, which is incorporated herein by reference.

(e) The filing persons are not aware of any officer, director or affiliate of Elmer's who has made a recommendation either in support of or against the Offer.

 ITEM 13. FINANCIAL INFORMATION.

(a) and (b) Reference is made to The Offer--Section 7 ("Certain Information Concerning the Company") of the Offer to Purchase, which is incorporated herein by reference. The financial statements included in Elmer's Annual Report on Form 10-K for the fiscal year ended March 29, 2004 and Quarterly Report on Form 10-Q for the period ended October 11, 2004, are hereby incorporated herein by this reference. Copies of such reports and other documents may be inspected and copies obtained from the SEC as provided in The Offer--Section 7 ("Certain Information Concerning the Company") in the Offer to Purchase, which is incorporated herein by reference.

 ITEM 14. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

(b) Reference is made to the information set forth under Introduction and Special Factors--Section 6 ("Conflicts of Interest") of the Offer to Purchase, which is incorporated herein by reference.

 ITEM 16. EXHIBITS. (C) ANALYSIS OF VEBER PARTNERS, LLC TO PURCHASER, DATED SEPTEMBER 17, 2004.

(f) Oregon Business Corporation Act (included as Schedule A ("Oregon Dissenters' Rights Statutes") of the Offer to Purchase filed herewith as Exhibit (a)(l)(i)).

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 20, 2004                      ERI ACQUISITION CORP.

                                              By: /s/ BRUCE N. DAVIS
                                                  ------------------------------
                                              Name:  Bruce N. Davis
                                              Title:  President


/s/ LINDA ELLIS-BOLTON                      /s/ GERALD A. SCOTT
--------------------------------------      ------------------------------------
Linda Ellis-Bolton                          Gerald A. Scott

/s/ KAREN K. BROOKS                         /s/ SHEILA J. SCHWARTZ
--------------------------------------      ------------------------------------
Karen K. Brooks                             Sheila J. Schwartz

/s/ RICHARD P. BUCKLEY                      /s/ WILLIAM W. SERVICE
--------------------------------------      ------------------------------------
Richard P. Buckley                          William W. Service

/s/ DAVID D. CONNOR                         /s/ DENNIS M. WALDRON
--------------------------------------      ------------------------------------
David D. Connor                             Dennis M. Waldron

/s/ STEPHANIE M. CONNOR                     /s/ GARY N. WEEKS
--------------------------------------      ------------------------------------
Stephanie M. Connor                         Gary N. Weeks

/s/ THOMAS C. CONNOR                        /s/ GREGORY W. WENDT
--------------------------------------      ------------------------------------
Thomas C. Connor                            Gregory W. Wendt

/s/ BRUCE N. DAVIS                          /s/ RICHARD C. WILLIAMS
--------------------------------------      ------------------------------------
Bruce N. Davis                              Richard C. Williams

/s/ CORYDON H. JENSEN, JR.                  /s/ DOLLY W. WOOLLEY
--------------------------------------      ------------------------------------
Corydon H. Jensen, Jr.                      Dolly W. Woolley

/s/ DEBORAH A. WOOLLEY-LEE                  /s/ DONALD W. WOOLLEY
--------------------------------------      ------------------------------------
Debra A. Woolley-Lee                        Donald W. Woolley

/s/ DOUGLAS A. LEE                          /s/ DONNA P. WOOLLEY
--------------------------------------      ------------------------------------
Douglas A. Lee                              Donna P. Woolley

/s/ DAVID C. MANN
--------------------------------------
David C. Mann

                                  EXHIBIT INDEX


  EXHIBIT                   DESCRIPTION

(a)(l)(i)       Offer to Purchase dated December 20, 2004.
(a)(l)(ii)      Letter of Transmittal.
(a)(l)(iii)     Notice of Guaranteed Delivery.
(a)(l)(iv)      Letter of  Information  from the  Information  Agent to Brokers,
                Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(l)(v)       Letter to Clients for use by Brokers, Dealers, Commercial Banks,
                Trust Companies and Other Nominees.
(a)(l)(vi)      Guidelines for Certification of Taxpayer  Identification  Number
                on Substitute Form W-9.
(a)(l)(vii)     Notice of Offer to Purchase for Cash.
(a)(l)(viii)    Text  of  Press  Release  issued  by ERI  Acquisition  Corp.  on
                December 20, 2004.
(a)(l)(ix)*     Proposal  Letter to Elmer's  Restaurants,  Inc.  dated August 5,
                2004.
(a)(1)(x)       Letter to the Shareholders of Elmer's Restaurants, Inc. from ERI
                Acquisition Corp., dated December 20, 2004.
(b)(i)          Financing Proposal from GE Capital Franchise Finance Corporation dated October 5, 2004.
(b)(ii)         Loan Commitment from GE Capital  Franchise  Finance  Corporation dated December 3, 2004.
(c)             Report of Veber Partners, LLC dated September 17, 2004.
(d)             Exchange Agreement dated December 20, 2004.


* Previously filed with the SEC as an exhibit to that certain Schedule TO-C dated August 9, 2004.